Exhibit 12.1

CLEAN ENERGY FUELS CORP.

STATEMENT OF COMPUTATION OF DEFICIENCY OF EARNINGS TO FIXED CHARGES

(In thousands)

		Year Ended December 31,
		2008	2009	2010	2011	2012
Earnings
Pretax Income (loss)		$(44,278)	$(33,384)	$(4,209)	$(48,158)	$(99,568)
Plus:	Equity (earnings) losses from equity investees	188	(244)	(427)	(637)	(331)
Plus:	Fixed charges	1,452	3,354	4,374	15,560	27,096
Plus:	Amortization of capitalized interest	25	76	76	111	450
Less:	Interest capitalized	(493)	(539)	(434)	(1,352)	(6,304)
Total Earnings		$(43,106)	$(30,737)	$(620)	$(34,476)	$(78,657)

Fixed Charges
Interest expensed and capitalized		$523	$1,567	$2,251	$13,049	$23,468
Amortization of debt issuance costs		23	60	60	339	551
Interest within rental expense		906	1,727	2,063	2,172	3,077
Total Fixed Charges		$1,452	$3,354	$4,374	$15,560	$27,096

Deficiency of earnings to fixed charges		$(44,558)	$(34,091)	$(4,994)	$(50,036)	$(105,753)